Exhibit 1.01

Tennant Company

Conflict Minerals Report

For The Year Ended December 31, 2018

1. Introduction

This report for the year ended December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the 3TG and whether they fund armed conflict.

Company Overview

This report has been prepared by management of Tennant Company, a Minnesota corporation (herein referred to as “Tennant,” the “Company,” “we,” “us” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.

Tennant Company is committed to empowering our customers to create a cleaner, safer and healthier world with high-performance solutions that minimize waste, reduce costs, improve safety and further sustainability goals. The Company offers products and solutions consisting of mechanized cleaning equipment, detergent-free and other sustainable cleaning technologies, aftermarket parts and consumables, equipment maintenance and repair service, specialty surface coatings, and business solutions such as financing, rental and leasing programs, and machine-to-machine asset management solutions.

The Company's products are used in many types of environments including: Retail establishments, distribution centers, factories and warehouses, public venues such as arenas and stadiums, office buildings, schools and universities, hospitals and clinics, parking lots and streets, and more. The Company markets its offerings under the following brands: Tennant®, Nobles®, Alfa Uma Empresa Tennant™, IRIS®, VLX™, Superior Anodes, Orbio®, IPC brands and private-label brands. Orbio-branded products and solutions are part of the emerging category of On-Site Generation (OSG). OSG technologies create and dispense effective cleaning and antimicrobial solutions on site within a facility. The Company's customers include contract cleaners to whom organizations outsource facilities maintenance, as well as businesses that perform facilities maintenance themselves. The Company reaches these customers through the industry's largest direct sales and service organization and through a strong and well-supported network of authorized distributors worldwide.

Because of our size, the complexity of our products and the dynamic depth and breadth of our supply chain, it is difficult to identify companies upstream from our direct suppliers. Accordingly, we participate in several industry-wide initiatives, as described below.

In accordance with The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the related Supplements on Tin, Tantalum and Tungsten and on Gold (“OECD Guidance”) and the Rule, this report is available on our website http://investors.tennantco.com/reports/sec-filings/default.aspx.

Company Management Systems

a. Conflict Minerals Policy

We have a Conflict Minerals Policy located in the Sustainability section of our public website http://www.tennantco.com/am-en/Pages/Company/sustainability.aspx.

b. Internal Team

Tennant has established a management system for 3TG. Our management system includes an Oversight Committee sponsored by the General Counsel, as well as management-level representatives. This group meets as needed to gauge progress, approve extraordinary spending and to coordinate communication to the Audit Committee of our Board of Directors. Additionally, a Core Team consisting of subject matter experts, as required, from engineering, global sourcing, product regulatory, corporate communications, legal and risk management meets as needed to execute our Conflict Minerals Program. The Core Team is led by the Product Regulatory Department, which is part of the Legal Department.

c. Control Systems

We initiated a Conflict Minerals Task Force in the Twin Cities (Minneapolis-St. Paul) for aligning our approach and establishing best practices with other reputable firms in scope of Section 1502 of the Dodd- Frank Act. This group, which consisted of 17 companies at its peak, meets as needed to discuss approaches and tools for compliance.

Additionally, we are a member of the Responsible Minerals Initiative, formerly the Conflict Free Sourcing Initiative (CFSI), and, as a result, we have up-to-date information and access to developments in the following industry-wide initiatives: the Responsible Business Alliance (formerly the Electronics Industry Citizenship Coalition), the-Global e-Sustainability Initiative, the ITRI Tin Supply Chain Initiative (iTSCi); and the Public Private Alliance for Responsible Minerals Trade (PPA).

Controls include, but are not limited to, our Supplier Core Expectations, which outline expected behaviors for our supply chain partners, and our Corporate Sustainability Report, which establishes our position on several key metrics in this area.

d. Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have updated language in our contracts with suppliers such that the conflict minerals disclosure is an up-front expectation to our suppliers.

Grievance Mechanism

We have an Ethics Hotline whereby employees and suppliers can anonymously report violations of our policies.

Maintain Records

Tennant has a document retention schedule, and the records generated because of the Conflict Minerals Program will adhere to applicable standards.

Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. As described above, we participate in, or have direct visibility to the several industry-wide initiatives to disclose upstream companies in the supply chain.

Report on Supply Chain Due Diligence

We prepared this Conflict Minerals Report as Exhibit 1.01 to our Form SD.

2. Reasonable Country of Origin Inquiry

Supply Chain

Tennant has significant supply bases in the Americas, Europe and Asia Pacific. We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers.

Identify and Assess Risk in the Supply Chain

Tennant has spent considerable time creating a robust and sustainable process for the 3TG inquiries and subsequent due diligence. Foundational elements included:
•Developing ownership, process steps and inquiry strategy for the RCOI;
•Communicating to suppliers directly and via updated company policies; and
•Providing conflict minerals training to selected suppliers.

Tennant maintains a risk assessment of our supply chain to determine which material groups were likely candidates to contain at least one of the 3TG. This allows the core team to focus its RCOI and diligence efforts.

Request for Information

For reporting year 2018, we used the Industry Standard Conflict Minerals Reporting Template (CMRT) developed and maintained by the Responsible Minerals Initiative. Survey results were maintained using available platforms within the Global Supply group. Survey responses were reviewed according to our process.

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